October 21, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn.:	Mr. Karl Hiller
Branch Chief

Re:	Superior Energy Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 1-34037

Dear Mr. Hiller:

By letter dated October 14, 2016, the Commission’s staff (the “Staff”) provided to Superior Energy Services, Inc. (the “Company”) its additional comments with respect to its review of our Annual Report on Form 10-K for Fiscal Year Ended December 31, 2015 filed with the Commission on February 25, 2016. Our responses to the Staff’s letter are contained herein. In responding to each comment, we have reproduced below the full text of the Staff’s comment in italics, which is followed by our response.

Form 10-K for the Fiscal Year ended December 31, 2015

Financial Statements

Comment 1. We have read your response to prior comment one and understand that you intend to revise the parenthetical notation for each cost of revenue category to clarify that only DD&A has been omitted from these measures. Please also report the amount of DD&A that has been excluded from each category individually so that total costs of each category are presented to comply with Rule 5-03.2 of Regulation S-X.

Response: In our future filings, commencing with our Form 10-Q for the quarter ended September 30, 2016 that we intend to file with the Commission on Wednesday, October 26, 2016, we will also report the amount of DD&A that has been excluded from each category of cost of services and rentals.

Comment 2. We understand from your response to prior comment two that you will expand your disclosure in MD&A in future filings to quantify variations in revenues attributable to prices and levels of utilization, volumes or quantities sold, as appropriate. Please submit the incremental disclosures that you propose to show such correlation between changes in revenues and the relevant non-financial measures of activity.

Response: We have attached as Exhibit A the summary and quarterly comparison portions of our MD&A

Securities and Exchange Commission

Division of Corporation Finance

Mr. Karl Hiller

October 21, 2016

from the current draft of our Form 10-Q for the quarter ended September 30, 2016. This approach is illustrative of the type of change we will make to our future filings to expand the discussion of increases or decreases in revenue and the relevant non-financial measures of activity.

* * * * * * * * *

The Company represents to the Commission and its Staff that we are responsible for the adequacy and accuracy of the disclosures in our filings. We further acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, we will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect the responses set forth in this letter, as applicable.

Please do not hesitate to call me at (713) 654-2200 if you have further comments or if you require any additional information.

Sincerely,

/s/ Robert S. Taylor
Robert S. Taylor Executive Vice President, Treasurer and Chief Financial Officer

cc: David D. Dunlap

Securities and Exchange Commission

Division of Corporation Finance

Mr. Karl Hiller

October 21, 2016

EXHIBIT A

Executive Summary

General

We provide a wide variety of services and products to the energy industry. We serve major, national and independent oil and natural gas exploration and production companies throughout the world throughout the various phases of a well’s economic life cycle. We report our results in four segments: Drilling Products and Services; Onshore Completion and Workover Services; Production Services; and Technical Solutions.

Industry Trends

The oil and gas industry is highly cyclical and seasonal. The level of spending by oil and gas companies is highly influenced by current and expected future prices of oil and natural gas and demand. Changes in spending result in an increased or decreased demand for our services and products. Rig count is an indicator of the level of spending by oil and gas companies. Our financial performance is significantly affected by the rig count in the US land and offshore market area as well as oil and natural gas prices and worldwide rig activity, which are summarized in the tables below.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2016	2015	% Change	2016	2015	% Change
Worldwide Rig Count (1)
U.S.:
Land	461	833	-45%	459	1,021	-55%
Offshore	18	32	-44%	23	38	-39%
International (2)	936	1,132	-17%	965	1,187	-19%
Commodity Prices (average)
Crude Oil (West Texas Intermediate)	$44.85	$46.49	-4%	$41.35	$50.94	-19%
Natural Gas (Henry Hub)	$2.88	$2.76	4%	$2.34	$2.80	-16%

(1)	Estimate of drilling activity as measured by average active drilling rigs based on Baker Hughes Incorporated rig count information.
(2)	Excludes Canadian Rig Count.

Outlook

Lower oil prices throughout the first nine months of 2016 have led to the reduction in drilling and completion activity by our customers. The reduction in our customers’ capital expenditure budgets and spending plans has had a direct impact on our revenues both through lower activity levels as well as pressure on pricing. The ultimate impact on us of the current downturn will depend upon its length and several other factors, many of which are beyond our control. We will continue refining our business and adjusting our cost structure to respond to market conditions. Additionally, we believe our businesses have competitive advantages to respond quickly when the market ultimately recovers.

Securities and Exchange Commission

Division of Corporation Finance

Mr. Karl Hiller

October 21, 2016

Comparison of the Results of Operations for the Three Months Ended September 30, 2016 and 2015

Consolidated revenue was $326.2 million in the third quarter of 2016, a decrease of $275.2 million or 46%, as compared to the third quarter of 2015. The decline is largely attributable to a 29% decline in the worldwide rig count which led to widespread pricing pressure. The net loss from continuing operations in the third quarter of 2016 was $113.9 million, or a $0.75 loss per share and the net loss was $118.0 million, or a $0.78 loss per share. This compares to a net loss from continuing operations in the third quarter of 2015 of $816.6 million, or $5.42 loss per share. Net loss was $821.2 million, or a $5.45 loss per share. Included in the results for the three months ended September 30, 2015 was a pre-tax charge for $755.6 million related to the reduction in value of assets.

The following table compares our operating results for the three months ended September 30, 2016 and 2015 (in thousands, except percentages). Cost of services and rentals excludes depreciation, depletion, amortization and accretion for each of our business segments.

	Revenue				Cost of Services and Rentals
	2016	2015	Change	%	2016	%	2015	%	Change
Drilling Products and Services	$63,570	$128,489	$(64,919)	-51%	$30,137	47%	$43,827	34%	$(13,690)
Onshore Completion and Workover Services	125,022	202,912	(77,890)	-38%	124,747	100%	174,429	86%	(49,682)
Production Services	73,540	163,937	(90,397)	-55%	62,818	85%	130,021	79%	(67,203)
Technical Solutions	64,093	106,058	(41,965)	-40%	40,466	63%	72,208	68%	(31,742)

Total	$326,225	$601,396	$(275,171)	-46%	$258,168	79%	$420,485	70%	$(162,317)

The following provides a discussion of our results on a segment basis:

Drilling Products and Services Segment

Revenue from our Drilling Products and Services segment decreased 51% to $63.6 million for the three months ended September 30, 2016, as compared to $128.5 million for the same period in 2015. The decline in revenue in this segment is due to the low rig count, lower pricing and customer budget constraints. Cost of services and rentals as a percentage of revenue increased to 47% of segment revenue for the three months ended September 30, 2016, as compared to 34% for the same period in 2015, primarily due to a decrease in revenue. Revenue from our Gulf of Mexico market area decreased 52%, revenue generated from our U.S. land market area decreased 54% and revenue from our international market area decreased 45%. The decline in revenue in these market areas is primarily attributable to decreases in revenues from rentals of premium drill pipe, bottom hole assemblies and accommodation units, as demand for these rental products decreased along with the worldwide rig count. During the three months ended September 30, 2015, we recorded $15.8 million in reduction in value of assets.

Onshore Completion and Workover Services Segment

Revenue from our Onshore Completion and Workover Services segment decreased 38% to $125.0 million for the three months ended September 30, 2016, as compared to $202.9 million for the same period in

Securities and Exchange Commission

Division of Corporation Finance

Mr. Karl Hiller

October 21, 2016

2015. All of this segment’s revenue is derived from the U.S. land market area, in which rig count was down 45%. Cost of services and rentals as a percentage of revenues increased to 100% of segment revenue from 86% 2015, primarily due to significant decrease in revenue. The decrease in revenue is primarily due to decline in activity and pricing for our services, primarily in our pressure pumping and fluid management businesses. During the three months ended September 30, 2015, we recorded $40.2 million in reduction in value of assets.

Production Services Segment

Revenue from our Production Services segment for the three months ended September 30, 2016 decreased by 55% to $73.6 million, as compared to $163.9 million for the same period in 2015. The decline in revenue in this segment is due to the low rig count, lower pricing and customer budget constraints. Cost of services and rentals as a percentage of revenue increased to 85% of segment revenue from 79% in the third quarter of 2015, primarily due to decrease in revenue. Revenue derived from the Gulf of Mexico market area increased 15% primarily due to increased activity in hydraulic workover and snubbing and well services. Revenue from the U.S. land market area decreased 78% and revenue from international market areas decreased 39%, primarily due to decreased activity in hydraulic workover and snubbing. During the three months ended September 30, 2015, we recorded $751.6 million in reduction in value of assets.

Technical Solutions Segment

Revenue from our Technical Solutions segment decreased 40% to $64.0 million for the three months ended September 30, 2016, as compared to $106.1 million for the same period in 2015. The decline in revenue in this segment is due to the low rig count, lower pricing and customer budget constraints. Cost of services and rentals as a percentage of revenue decreased to 63% of segment revenue from 68% in the third quarter of 2015. Revenue derived from the Gulf of Mexico market area decreased 33%, primarily due to decrease in demand for well control services and completion tools and products. In addition, the decrease in revenue was also attributable to the discontinuation of the marine technical services business due to the termination of the contract with its customer. Revenue from U.S. land market area decreased 49% and revenue from international market area decreased 21%, primarily due to decrease in demand for completion tools and products.

5